AH 6/4/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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02022752

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: Investec Inc.

FN: Investec PMG Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Four Falls Corporate Center, Suite 600
(No. and Street)

W. Conshohocken, (City) PA (State) 19428 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda D. Simon 610-260-6200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square, (Address) New York, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DK-OF 6-17-02

RS

OATH OR AFFIRMATION

I, Linda D. Simon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investec PMG Capital Corp., as of March 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

Notarial Seal
Michelle M. Logue, Notary Public
West Conshohocken Boro, Montgomery County
My Commission Expires Jan. 19, 2004
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investec PMG Capital Corp. and Subsidiary

Consolidated Statement of Financial Condition

March 31, 2002

Contents

Report of Independent Auditors 1

Consolidated Statement of Financial Condition 2
Notes to Consolidated Statement of Financial Condition 3

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

To the Stockholder
Investec PMG Capital Corp.
West Conshohocken, Pennsylvania

We have audited the accompanying consolidated statement of financial condition of Investec PMG Capital Corp. and Subsidiary (the "Company") as of March 31, 2002. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 24, 2002

Investec PMG Capital Corp. And Subsidiary

Consolidated Statement of Financial Condition

March 31, 2002

Assets	
Cash and cash equivalents	$ 329,778
Due from clearing broker	153,135
Receivables (net of allowance for doubtful accounts of $1,525,618)	3,858,965
Securities owned, at fair value:	
Marketable	5,116,681
Not readily marketable	2,101,644
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $3,521,193)	1,145,806
Goodwill and other intangible assets (net of accumulated amortization of $1,080,186)	16,177,169
Other assets	5,576,508
Total assets	$34,459,686
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$2,896,693
Securities sold but not yet purchased, at fair value	484,234
	3,380,927
Liabilities subordinated to claims of general creditors	10,000,000
Stockholder's equity	
Capital stock, $1 par value; 2,000 shares authorized, 1,000 issued and outstanding	1,000
Capital paid in excess of par	24,501,863
Accumulated deficit	(3,424,104)
	21,078,759
Total liabilities & stockholder's equity	$34,459,686

The accompanying notes are an integral part of the statement of financial condition.

Investec PMG Capital Corp. And Subsidiary

Notes to Statement of Financial Condition

March 31, 2002

1. Organization and Nature of Operations

Investec PMG Capital Corp. (formerly known as PMG Capital Corp.) (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company has an arrangement with a member firm of the New York Stock Exchange, Inc. ("NYSE"), whereby the member firm clears all security transactions effected by customers of the Company on a fully disclosed basis. In January 2002, the Company entered into a fully disclosed clearing agreement with an affiliated Company (a member firm of the NYSE) replacing the former, non-affiliated clearing firm. The Company has agreed to indemnify its clearing broker for certain losses sustained in executing transactions on behalf of the Company's customers in accordance with its clearing agreement.

The consolidated statement of financial condition includes the accounts of the Company and its wholly-owned subsidiary, Investec PMG Investors. All significant intercompany balances and transactions have been eliminated.

The Company is a wholly-owned subsidiary of Investec PMG Group, Inc. (the "Parent"). The Parent is a wholly-owned subsidiary of Investec USA Holdings, Inc. ("Investec USA") which, in turn, is an indirect wholly-owned subsidiary of Investec Group Limited ("Investec"), a publicly owned South African investment banking group.

The Company's principal business activities include investment banking and securities trading and brokerage, which by their nature are subject to various risks in trading markets and fluctuations in the volume of market activity. Consequently, the Company's results of operations and revenues are subject to fluctuations, reflecting the impact of many factors, including securities market conditions, competitive conditions and the size and timing of transactions, over which the Company may have little control.

The Parent was acquired by Investec USA on July 6, 2001, effective June 30, 2001, in a transaction accounted for as a purchase. The acquisition was undertaken to give Investec an investment banking presence in the United States. Investec acquired all of the outstanding shares of the Parent in exchange for $25 million in cash.

1. Organization and Nature of Operations (continued)

At June 30, 2001, the pushdown of the purchase effectively resulted in the recapitalization of the Company's equity accounts. In performing its purchase price accounting, the Company recognized an identifiable intangible asset of $2.1 million representing the fair value of the appreciation of certain leaseholds acquired; identifiable intangibles of $1.3 million associated with the Company's investment banking deal pipeline; and acquired goodwill of $13.9 million representing the excess of the purchase price over the estimated fair value of the Company's identifiable net assets at June 30, 2001. Identifiable net assets consisted primarily of securities owned, net of broker payables and subordinated liabilities. The leasehold appreciation will be amortized over the remaining term of the lease agreements while the contractual rights arising from investment banking deals will be amortized over fifteen months. The goodwill is not deductible for income tax purposes.

Of the $25 million purchase price, $3.75 million is held in escrow for which Investec USA is entitled to make claims for any indemnifiable losses incurred, in accordance with the terms of the purchase and escrow agreements. The Internal Revenue Service ("IRS") is currently examining the Company's federal income tax return for 1995. At the present time, management is unable to determine the outcome of the examination. However, a portion of the merger escrow, $1.25 million, is allocated to the payment towards settlement monies, if any, due to the IRS. The Company's purchase price accounting as of March 31, 2002 also estimates that approximately $0.8 million will be claimed from the escrow account due to uncollected receivables for which Investec USA received indemnification. Also, in connection with the merger agreement, the Company paid a customary fee to the entity that introduced the parties to the merger agreement. However, in accordance with the agreement, the Company will be reimbursed by the former shareholders for this fee. Therefore, the Company has a receivable from former shareholders of $0.2 million, which is secured by the escrow. Due to potential changes in escrow related items, the Company's purchase price accounting has not been finalized.

In connection with the acquisition, a cash distribution agreement was executed for the payment of retention pool bonuses to certain Company employees on the first, second and third anniversaries following the date of acquisition. The total amount of the cash distribution pool is $6.7 million. Investec USA bears the responsibility for the retention pool payments; therefore these liabilities are the expense of Investec USA, not the Company. In addition, Investec USA shall distribute to the former shareholders that remain as employees,

1. Organization and Nature Of Operations (continued)

a pro-rata portion of 15% of the amount by which warrant security proceeds exceed $3.5 million. Warrant security proceeds are defined as the aggregate proceeds received from the sale of any shares underlying the investment or compensatory warrants in the warrant portfolio as of June 30, 2001, minus the aggregate of, for each warrant, the exercise price, if any, of that warrant or $0.75 per share underlying that warrant, whichever is greater.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of consolidated statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Certain prior period amounts reflect reclassifications to conform to the current period's presentation.

Securities

Securities transactions are recorded on a settlement-date basis, which is not materially different than a trade-date basis. Securities and commitments for securities sold but not yet purchased are recorded at fair value. Fair value is generally based on quoted market prices for traded securities. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined by the Company based on other relevant factors including valuation models which take into account volatility and the time value of money.

Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("Statement") No. 141, *Business Combinations*. Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The Company recorded its acquisition by Investec USA in accordance with the provisions of Statement No. 141.

2. Summary of Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

In June 2001, the FASB issued Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

The Company was required to adopt the non-amortization provisions of Statement No. 142 that apply to goodwill and indefinite lived intangible assets acquired in a business combination after June 30, 2001 in accounting for its purchase by Investec USA. However, the Company has not yet fully adopted Statement No. 142. The Company will fully apply Statement 142 beginning in the year ending March 31, 2003. The Company will test goodwill for impairment using the two-step process prescribed in Statement No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of April 1, 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle in the year ending March 31, 2003. The Company has not yet determined what the effect of these tests will be on the financial position of the Company.

Investment Banking

Underwriting revenues and fees for merger and acquisition advisory services are recognized when services for the transactions are determined to be completed.

Commissions

The Company earns commissions by acting as agent for its customers in effecting securities transactions in listed and over-the-counter markets. Commission revenues are recorded on a settlement-date basis, which is not materially different than a trade-date basis.

Cash and Cash Equivalents

The Company considers certain highly liquid investments with initial maturities of three months or less to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are depreciated over the estimated useful lives of the related assets, generally 5 to 7 years, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset, generally 5 years, or the term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. Deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities (i.e., temporary differences) and are measured at the tax rates that will be in effect when these differences are expected to reverse.

3. Receivables

Receivables consist of the following at March 31, 2002:

Trade receivables	$ 2,652,591
Notes receivable	65,354
Employee notes and advances	2,666,637
	5,384,582
Allowance for doubtful accounts	(1,525,617)
	$ 3,858,965

At March 31, 2002, the allowance of $1,525,617 is related to receivables due from Polymer Dynamics, Inc., an entity for which an officer of the Company is a significant equity owner. All other receivable amounts represent unsecured amounts due from clients and employees.

4. Securities

Marketable securities owned, and sold but not yet purchased consisted of trading account securities and investment securities at fair values, as follows:

	Owned	Sold But Not Yet Purchased
Municipal bonds	$4,154,118	$379,294
Equities	962,563	104,940
	$5,116,681	$484,234

Securities sold but not yet purchased represent obligations of the Company to deliver specified securities at the contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of these securities may exceed the amount recognized in the consolidated statement of financial condition.

Securities not readily marketable consisted primarily of investment securities and warrants (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At March 31, 2002, the estimated fair value of these securities was $2,101,644.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of:

Furniture and equipment	$3,056,357
Leasehold improvements	1,610,642
	4,666,999
Less: accumulated depreciation and amortization	3,521,193
	$1,145,806

6. Credit Arrangements

During the period from January 1, 2001 to March 31, 2002, the Company entered into new Subordinated Loan Agreements with its Parent and borrowed an additional $4 million ($10 million in total at March 31, 2002). The $4 million was used for general working capital purposes of the Company. The Subordinated Loans bear interest at 8.25% per annum, payable monthly, and will mature as follows: $6 million on December 31, 2003, $2 million on December 31, 2004 and $2 million on December 31, 2005. The Subordinated Loans are considered subordinated equity capital for regulatory purposes under the provisions of certain NASD rules until maturity. To the extent that the Subordinated Loans are required for the Company's continued compliance with minimum net capital requirements, the Subordinated Loans may not be repaid.

In June 2001, the Company cancelled an unsecured line of credit with a bank of $1 million.

7. Income Taxes

Differed tax assets related to temporary differences at March 31, 2002 are included in other assets on the statement of financial condition. These deferred tax assets are as follows:

Leasehold improvements	$ 59,428
Investments	1,800,701
State NOL carry forward	730,677
Allowances	364,451
Total	$ 2,955,257

The Company's effective tax rate differs from the U.S. federal income tax rate primarily as a result of the effects of amortization of goodwill and other intangible assets, which is not deductible for tax purposes, and state and local taxes, offset by municipal interest income, which is not taxable for federal income tax purposes.

8. Profit Sharing Plan

The Company has a qualified profit sharing plan (the "Plan") under the provisions of Section 401(k) of the Internal Revenue Code, which covers substantially all employees. The Company matches 25% of employees deferred contributions, up to the first 6% of the employee's pay.

9. Lease Commitments

The Company leases its facilities and certain equipment under operating lease agreements. Remaining lease terms range from less than 12 months to five years and certain facility leases contain options to renew for additional periods.

Future minimum payments under the leases for each of the next five years and in the aggregate are:

	Minimum Payments
Fiscal Year ending March 31, 2002	
2003	$1,093,356
2004	1,093,356
2005	1,093,356
2006	1,093,356
2007	637,791
Total	$5,011,215

10. Regulatory Capital Requirements

The Company is a registered broker-dealer and is subject to the net capital rule under Securities and Exchange Commission Rule 15c3-1. Under this rule, the Company must maintain minimum net capital (as defined) and its ratio of aggregate indebtedness (as defined) to net capital may not exceed 15 to 1. At March 31, 2002, the Company's ratio of aggregate indebtedness to net capital was 1.69 to 1 and it had net capital of $1,716,700, which was $1,466,700 in excess of its required net capital.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

11. Commitments and Contingencies

The Company is subject to claims and lawsuits that arise in the ordinary course of business. While the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists, it is management's opinion that the ultimate liabilities resulting from such claims and lawsuits will not materially affect the consolidated financial position of the Company.

12. Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, receivables, accounts payables and accrued expenses, and due from clearing broker approximate their fair market values due to their short-term nature. The carrying amounts for the subordinated loans approximate their fair value since the Company believes the interest rates on these instruments are comparable to current borrowing rates for similar instruments.

13. Transactions With Related Parties

During the period January 1, 2001 to March 31, 2002 the Company paid clearing and execution fees to a clearing firm that is affiliated with the Company. Included in due from clearing broker is $146,537 that was due from this affiliate.

As of March 31, 2002, payable to Parent and other affiliates arising from various transactions such as interest settlement, legal fees and other operating expenses amounted to $335,745, which is included in accounts payable and accrued expenses.

INVESTEC PMG CAPITAL CORP. AND SUBSIDIARY

Consolidated Statement of Financial Condition

March 31, 2002
with Report of Independent Auditors